SEC FILE NO. 70-7926





                          SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C. 20549
















                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS












                         GENERAL PUBLIC UTILITIES CORPORATION
                         JERSEY CENTRAL POWER & LIGHT COMPANY
                             METROPOLITAN EDISON COMPANY
                            PENNSYLVANIA ELECTRIC COMPANY





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549


          ----------------------------------------
                    In The Matter of              )
                                                  )
          General Public Utilities Corporation    )    Certificate Pursuant
          Jersey Central Power & Light Company    )    to   Rule   24    of
          Partial
          Metropolitan Edison Company             )    Completion of
          Pennsylvania Electric Company           )    Transactions
          File No. 70-7926                        )
                 (Public Utility Holding          )
                   Company Act of 1935)           )
          ----------------------------------------


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

                    The undersigned, General  Public Utilities  Corporation

          ("GPU"),  Jersey   Central  Power  &  Light   Company  ("JCP&L"),

          Metropolitan Edison Company  ("Met-Ed") and Pennsylvania Electric

          Company ("Penelec"), collectively referred to as the "Companies",

          do hereby certify  pursuant to Rule 24  of the General  Rules and

          Regulations under the Public Utility Holding Company Act  of 1935

          (the "Act"),  that certain  of the  transactions proposed in  the

          Declaration,  as amended, filed in the SEC File No. 70-7926, have been  carried out in accordance with the terms and conditions of,

          and for the purposes requested in,  said Declaration and pursuant to the Commission's Order, dated March 18, 1992, and Supplemental

          Order, dated October 26, 1994,  with respect to said Declaration,

          as follows:

                    1.  On October  24, 1995, the Companies  entered into a

          Second Amendment, dated as of such date ("Second  Amendment"), to their Credit Agreement, dated as of March 19, 1992, as amended by the First Amendment  dated as  of November 1,  1994 (the  "Credit







          Agreement"), with  a group of commercial banks  (the "Banks") for which Chemical Bank and Citibank, N.A. are Co-Agents and Chemical

          Bank  is Administrative Agent.  The  Second Amendment amended the negative covenants contained in  the Credit Agreement as follows:

          (i) The limitation in  Section 5.02(b)(xi) on the amount  of Debt

          (as defined) which GPU is permitted to incur (other than pursuant to  the Credit Agreement) was increased to $225 million from $125 million,  and (ii) the limitation in Section 5.02(c)(viii) on the amount  of guaranties  which GPU  is permitted  to enter  into of obligations of Subsidiary Companies (as defined) was increased to

          $375 million from $175 million.



                    2.  The following exhibits  are filed herewith  in Item

          6:

                        B-1(a)     -    Second  Amendment   to  the  Credit
                                        Agreement, dated October 24, 1995.































                                      SIGNATURE


                    PURSUANT  TO  THE REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING  COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        GENERAL PUBLIC UTILITIES CORPORATION
                                        JERSEY CENTRAL POWER & LIGHT COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY


                                        By:
                                             T.G. Howson
                                             Vice President and Treasurer


          Date:     November 7, 1995